Exhibit (a)(1)(w)

Spectrum Pharmaceuticals and Allos Therapeutics Announce That FTC Clears Transaction;

Tender Offer for Shares of Allos Common Stock To Expire

at 5pm Eastern Time on September 4, 2012

•	Spectrum intends to accept for payment shares of Allos common stock on September 4, 2012

HENDERSON, Nev. and WESTMINSTER, Colo. – August 28, 2012 – Spectrum Pharmaceuticals, Inc. (NasdaqGS: SPPI) (Spectrum) and Allos Therapeutics, Inc. (NasdaqGS: ALTH) (Allos) today announced that the Federal Trade Commission terminated the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the previously announced pending acquisition of all outstanding shares of common stock of Allos by Spectrum.

As previously disclosed, Spectrum has commenced a tender offer to purchase all of the outstanding shares of common stock of Allos for $1.82 per share in cash, without interest and less any applicable withholding taxes.

Spectrum intends to accept for payment shares of Allos common stock validly tendered and not withdrawn prior to the scheduled tender offer expiration at 5:00 p.m., Eastern time, on Tuesday, September 4, 2012. The consummation of the tender offer is conditioned upon the tender of a majority of the outstanding shares of Allos common stock, as well as other conditions that are specified in the Schedule TO filed with the Securities and Exchange Commission on April 13, 2012.

“This acquisition is a transformational step for Spectrum, building upon our desire to add value for our shareholders and increasing our ability to meet the needs of cancer patients,” stated Rajesh C. Shrotriya, M.D., Chairman, President and Chief Executive Officer of Spectrum Pharmaceuticals, Inc. “Key to the acquisition is the diversification of our portfolio of marketed products by adding Allos’ FOLOTYN, which targets the same physicians as our ZEVALIN product.”

Dr. Shrotriya added, “We see a number of synergies between the two companies, which could result in significant savings. Our top priority continues to be to create an environment that nurtures talent and allows us to excel and enhance our presence in oncology markets where our products are making a difference. We are excited about the prospect of combining the two companies and in welcoming our new Allos colleagues to the Spectrum team.”

About Spectrum Pharmaceuticals, Inc.

Spectrum Pharmaceuticals is a leading biotechnology company focused on acquiring, developing, and commercializing drug products, with a primary focus in oncology and hematology. Spectrum currently markets two oncology drugs — FUSILEV® (levoleucovorin) for Injection in the U.S. and ZEVALIN® (ibritumomab tiuxetan) Injection for intravenous use, for which the Company has worldwide marketing rights. Spectrum’s strong track record in in-licensing and acquiring differentiated drugs, and expertise in clinical development have generated a robust, diversified, and growing pipeline of product candidates in advanced-stage Phase 2 and Phase 3 studies. More information on Spectrum is available at www.sppirx.com.

About Allos Therapeutics, Inc.

Allos Therapeutics is a biopharmaceutical company committed to the development and commercialization of innovative anti-cancer therapeutics. Allos is currently focused on the development and commercialization of FOLOTYN® (pralatrexate injection), a folate analog metabolic inhibitor. FOLOTYN is approved in the U.S. for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (PTCL). This indication is based on overall response rate. Clinical benefit such as improvement in progression free survival or overall survival has not been demonstrated. Allos is also developing FOLOTYN in other hematologic malignancies and solid tumors. Allos is headquartered in Westminster, Colorado. For more information, please visit Allos’ website at www.allos.com.

About ZEVALIN® and the ZEVALIN Therapeutic Regimen

ZEVALIN (ibritumomab tiuxetan) injection for intravenous use is indicated for the treatment of patients with relapsed or refractory, low-grade or follicular B-cell non-Hodgkin’s lymphoma (NHL). ZEVALIN is also indicated for the treatment of patients with previously untreated follicular non-Hodgkin’s Lymphoma who achieve a partial or complete response to first-line chemotherapy.

ZEVALIN is a CD20-directed radiotherapeutic antibody. The ZEVALIN therapeutic regimen consists of two components: rituximab, and Yttrium-90 (Y-90) radiolabeled ZEVALIN for therapy. ZEVALIN builds on the combined effect of a targeted biologic monoclonal antibody augmented with the therapeutic effects of a beta-emitting radioisotope.

Important ZEVALIN® Safety Information

Deaths have occurred within 24 hours of rituximab infusion, an essential component of the ZEVALIN therapeutic regimen. These fatalities were associated with hypoxia, pulmonary infiltrates, acute respiratory distress syndrome, myocardial infarction, ventricular fibrillation, or cardiogenic shock. Most (80%) fatalities occurred with the first rituximab infusion. ZEVALIN administration can result in severe and prolonged cytopenias in most patients. Severe cutaneous and mucocutaneous reactions, some fatal, can occur with the ZEVALIN therapeutic regimen.

Please see full Prescribing Information, including BOXED WARNINGS, for ZEVALIN and rituximab. Full prescribing information for ZEVALIN can be found at www.ZEVALIN.com.

About FOLOTYN®

FOLOTYN (pralatrexate injection), a folate analogue metabolic inhibitor, was discovered by Memorial Sloan-Kettering Cancer Center, SRI International and Southern Research Institute and developed by Allos Therapeutics. In September 2009, the U.S. Food and Drug Administration (FDA) granted accelerated approval for FOLOTYN for use as a single agent for the treatment of patients with relapsed or refractory PTCL. This indication is based on overall response rate. Clinical benefit such as improvement in progression-free survival or overall survival has not been demonstrated. FOLOTYN has been available to patients in the U.S. since October 2009. An updated analysis of data from PROPEL, the pivotal study of FOLOTYN in patients with relapsed or refractory PTCL, was published in the March 20, 2011 issue of the Journal of Clinical Oncology. FOLOTYN has patent protection through 2017 and potentially through July 2022, assuming a five-year patent term extension through the Hatch-Waxman Act. Please see full Prescribing Information for FOLOTYN at www.FOLOTYN.com.

Important FOLOTYN® Safety Information

Warnings and Precautions

FOLOTYN may suppress bone marrow function, manifested by thrombocytopenia, neutropenia, and anemia. Monitor blood counts and omit or modify dose for hematologic toxicities.

Mucositis may occur. If greater-than or equal to Grade 2 mucositis is observed, omit or modify dose. Patients should be instructed to take folic acid and receive vitamin B12 to potentially reduce treatment-related hematological toxicity and mucositis.

Fatal dermatologic reactions may occur. Dermatologic reactions may be progressive and increase in severity with further treatment. Patients with dermatologic reactions should be monitored closely, and if severe, FOLOTYN should be withheld or discontinued. Tumor lysis syndrome may occur. Monitor patients and treat if needed.

FOLOTYN can cause fetal harm. Women should avoid becoming pregnant while being treated with FOLOTYN and pregnant women should be informed of the potential harm to the fetus.

Use caution and monitor patients when administering FOLOTYN to patients with moderate to severe renal function impairment.

Elevated liver function test abnormalities may occur and require monitoring. If liver function test abnormalities are greater-than or equal to Grade 3, omit or modify dose.

Adverse Reactions

The most common adverse reactions were mucositis (70%), thrombocytopenia (41%), nausea (40%), and fatigue (36%). The most common serious adverse events are pyrexia, mucositis, sepsis, febrile neutropenia, dehydration, dyspnea, and thrombocytopenia.

Use in Specific Patient Population

Nursing mothers should be advised to discontinue nursing or the drug, taking into consideration the importance of the drug to the mother.

Drug Interactions

Co-administration of drugs subject to renal clearance (e.g., probenecid, NSAIDs, and trimethoprim/sulfamethoxazole) may result in delayed renal clearance.

Please see FOLOTYN® Full Prescribing Information at www.FOLOTYN.com.

Source: Spectrum Pharmaceuticals and Allos Therapeutics

This press release may contain forward-looking statements regarding future events of Spectrum Pharmaceuticals and Allos Therapeutics that involve risks and uncertainties that could cause actual results to differ materially. These statements are based on management’s current beliefs and expectations. Such forward-looking statements include statements relating to the ability of Spectrum Pharmaceuticals and Allos Therapeutics to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 4, 2012 (the “Merger Agreement”), including Spectrum Pharmaceuticals’ and Allos Therapeutics’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and, if the transaction is completed, the success and strategic fit of the proposed combination of Spectrum Pharmaceuticals and Allos Therapeutics, the anticipated market and projected sales for FOLOTYN® and the synergies for Spectrum Pharmaceuticals and Allos Therapeutics. The forward-looking statements contained in this document are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Allos’ stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; the possibility that the combined companies may not obtain synergies or perform as expected and the possibility that the anticipated market and projected sales for FOLOTYN® may differ from those expected. Spectrum Pharmaceuticals and Allos Therapeutics do not plan to update any such forward-looking statements and expressly disclaim any duty to update the information contained in this press release except as required by law.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement (including an offer to purchase, letter of transmittal, and related tender offer documents), which has been filed by Spectrum Pharmaceuticals and Sapphire Acquisition Sub, Inc. with the U.S. Securities and Exchange Commission (the “SEC”) on April 13, 2012, and has been subsequently amended. In addition, on April 13, 2012, Allos filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC related to the tender offer, which has been subsequently amended. Stockholders of Allos are strongly advised to read the tender offer statement and the related solicitation/recommendation statement because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all Allos stockholders at no expense to them. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the tender offer statement will be made available free of charge to all stockholders of Allos who direct a request to MacKenzie Partners, Inc., the Information Agent for the offer, toll-free at (800) 322-2885.

Contacts:

Spectrum Pharmaceuticals

Shiv Kapoor

Vice President, Strategic Planning & Investor Relations

702-835-6300

Allos Therapeutics

Monique Greer

Vice President, Corporate Communications & Investor Relations

720-540-5268

Sources: Spectrum Pharmaceuticals and Allos Therapeutics